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                                                              Exhibit (a)(1)(iv)


                  [Letterhead of The Sports Authority, Inc.]


October 9, 2001

Dear TSA Employee:

Thank you for participating in The Sports Authority's recent offer to purchase stock options. The offer expired at 5:30 PM, Eastern Time, on October 5, 2001. The Sports Authority accepted and cancelled all validly tendered options as of that time.

Enclosed is the Company's check payable to you for all of the options you tendered. The check stub indicates the total amount payable, the amount of tax withheld, and the net amount of the check.

If you have any questions, please feel free to call me at (954) 535-3214.

Sincerely yours,


Rosanne Mathews

Director - Compensation and Benefits